UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 30 November 2007

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

Enclosures: Dealings in securities by associates of a director of a Major Subsidiary of Sasol Limited and a director of a major subsidiary of Sasol Limited during November 2007

1. 13 November
2. 16 November

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

DEALING IN SECURITIES BY ASSOCIATES OF A DIRECTOR OF A MAJOR
SUBSIDIARY

In compliance with Rule 3.63 – 3.66 of the Listings Requirements
of the JSE Limited, we hereby announce the following transactions
in securities of Sasol by associates of a director of a major
subsidiary of the Company:

1.	Name	P B de Wet
	Position	Director of Sasol Synfuels (Pty) Limited
	Date of transaction	9 November 2007
	Expiry date	9 November 2009
	Class of security	Sasol Limited ordinary shares
	Nature of transaction	Zero cost collar
	Number of shares	4 000
	Nature of interest	Indirect beneficial
	Put strike price	R303,30
	Call strike price	R443,55
	Clearance in terms of paragraph 3.66 obtained	Yes
2.	Name	P B de Wet
	Position	Director of Sasol Synfuels (Pty) Limited
	Date of transaction	9 November 2007
	Expiry date	9 November 2009
	Class of security	Sasol Limited ordinary shares
	Nature of transaction	Zero cost collar
	Number of shares	4 000
	Nature of interest	Indirect beneficial
	Put strike price	R269,60
	Call strike price	R471,32
	Clearance in terms of paragraph 3.66 obtained	Yes

13 November 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY OF SASOL
LIMITED

In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Limited, we hereby announce the following transaction in securities
of Sasol Limited ("the Company") by a director of a major subsidiary of
the Company:

Name	J H Fourie
Office held	Director of Sasol Synfuels (Pty) Limited
Company	Sasol Limited
Date transaction effected	16 November 2007
Number of shares	5 100
Selling price per share	R340
Total value	R1 734 000
Class of shares	Ordinary no par value
Nature of transaction	Sale of shares
Nature and extent of Director's interest	Direct beneficial
Clearance given in terms of paragraph 3.66	Yes

16 November 2007
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 November 2007

By: <u>/s/ N L Joubert</u>
Name: Nereus Louis Joubert
Title: Company Secretary